UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On June 18, 2024, we issued a press release, attached hereto as Exhibit 99.1, regarding a collaboration with Treasure Global Inc (“TGL”), a related company which has certain directors who are also directors of VCI Global Limited (the “Company”) and certain executive officers who were previously executive officers of the Company, to enhance TGL’s e-commerce platform. This collaboration is not yet binding as the parties have signed a non-binding memorandum of understanding dated June 18, 2024, attached hereto as Exhibit 99.2, and do not have a definitive agreement in place.

On June 24, 2024, we issued a press release, attached hereto as Exhibit 99.3, regarding an investment in TalkingData Group Holding Limited (“TGHL”) of up to $30,000,000. On July 24, 2024, we entered into a Partnership Agreement, attached hereto as Exhibit 99.4, with TGHL which provides for an investment in TGHL of up to $30,000,000 and grants us exclusive rights to promote, market, sell and distribute TGHL’s services and products in the Southeast Asia region.

On July 9, 2024, we issued a press release, attached hereto as Exhibit 99.5, regarding a strategic joint venture with Cogia AG related to AI technology. This joint venture is not yet binding as the parties have signed a non-binding letter of intent, dated July 9, 2024, attached hereto as Exhibit 99.6, and do not have a definitive agreement in place.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release dated June 18, 2024
99.2	Memorandum of Understanding, dated June 18, 2024 between the Registrant and Treasure Global Inc
99.3	Press release dated June 24, 2024
99.4	Partnership Agreement, dated July 24, 2024 between the Registrant and TalkingData Group Holdings Limited
99.5	Press release dated July 9, 2024
99.6	Letter of Intent, dated July 9, 2024 between the Registrant and Cogia AG

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